May 9, 2014

Re:	Comjoyful International Company Amendment No. 1 to Form 8-K

Filed March 31, 2014

File No. 000-08299

Larry Spirgel

Assistant Director

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of Comjoyful International Corporation, a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 10, 2014 with respect to the Amendment No. 1 to Form 8-K, File No. 000-08299 (“8-K”) filed on March 31, 2014 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form 8-K (the “Revised 8-K”), filed concurrently with the submission of this letter in response to the Staff’s comments.

General

Financial Statements

1.	Please file an amended Form 8-K with the audited financial statements of Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd. for the years ended December 31, 2013 and 2012.

In response to the Staff’s comment, audited financial statements of Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd. for the years ended December 31, 2013 and 2012 were filed with amended Form 8-K. Please refer to Exhibit 99.1 to the Revised 8-K.

Risk Factors

If the PRC Government determines that the contractual arrangements through which we control Wuxi KJF do not comply with applicable regulations, our business could be adversely affected, page 17

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2.	We note your response to comment two. Please revise your risk factor heading to specifically address the unenforceability of the Equity Pledge Agreement in the absence of its registration with the Administration of Industry and Commerce. Likewise, please revise the body of the risk factor to disclose the time frame within which you will seek to have the Equity Pledge Agreement registered.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 18 of the Revised 8-K.

Management’s Discussion and Analysis of Financial Condition, Results of Operations and Prospects Cost, page 26

3.	We note your response to comment 11. It appears that you are relying on the provisions of ASC 330 as your basis for allocating fixed costs between cost of sales and cost of excess capacity. It does not appear that your accounting policy falls within the scope of ASC 330. Please revise to present cost of revenue and cost of excess capacity as one line item expense on the face of your income statement.

In response to the Staff’s comment, the 8-K has been revised. Please refer to Page 26 of the Revised 8-K and Page F-4 of Exhibit 99.1.

Liquidity and Capital Resources, page 27

4.	Please revise the tables disclosing the summary of your cash flows on pages 27 and 29 to include the net change in cash for each period presented, consistent with your Statement of Cash Flows.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 28 of the Revised 8-K.

5.	We note your response to comment 10 in which you state that the company mainly generates cash to meet short- and long-term cash requirements by selling "VIP cards for Kang Jia Fu Royal Traditional Health Clubhouse.” Please revise to include this information in your disclosures. In addition, as currently described you indicate that management plans to “raise necessary working capital by obtaining funds from investors to new clubs we plan to open, and the owners of the Company would provide any capital gap.” Please revise to clearly describe how you intend to meet your short- and long-term cash requirements associated with your current operating clubs and more fully explain how funds received from investors of new clubs are used and if there are any restrictions imposed on the use of these funds.

In response to the Staff’s comment, the 8-K has been revised. Please refer to page 29 of the Revised 8-K. As for our previous plan to obtain funds from investors of new clubs, since the Company was listed through reverse recapitalization in January 2014, we have changed our plan and will not raise fund from investors of new clubs. There was no restriction on the use of cash received from investors for clubs.

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Currently the Company generates cash to meet short- and long-term cash requirements by several means. 1) The current main source of cash is to sell “VIP cards for Kang Jia Fu Royal Traditional Health Clubhouse” to our customers coming to our clubs for services. 2) In the year 2014, relying on the mature sales channels, the Company has started to develop new products or services to expand our revenue sources. We have developed Health Recuperation Program, Royal Tea and Royal Condiment Products, which will start to be sold in the year 2014. The Company will also implement a sales agent mechanism, and set up city-level agents. We expect to develop 15 city-level agents during the year 2014. 3) Wuxi KangJiaFu Biotech Technology Co., Ltd has also committed to repay $2,423,615 to the Company during the years 2014. 4) The owners of the Company have committed to provide any capital shortfall. However, there is no assurance that the Company will be successful in achieving these goals.

Item 9.01 Financial Statement and Exhibits.

(b) Pro Forma Financial Information

6.	We note your response to comment 13. Please tell us in more detail about the specific provisions of the Unanimous Action Confirmation Letter that transfer the “operational decisions and controlling power” to Wuxi KJF. In this regard, we note that the Partnership Co-Investment Agreement filed as exhibit 10.6 with the Form 8-K on January 21, 2014 does not describe the level at which decisions are made, by the general partners or by the limited partnership as a whole. Therefore, please also provide us with a translated form of the Unanimous Action Confirmation Letter executed for the Wuxi, Nanjing and Jintan clubs and file as an exhibit.

In response to the Staff’s comment, enclosed are the translated copies as requested, which are being filed as Exhibits 10.7 and 10.8 to the Revised 8-K. Below are the specific provisions that transfer the “operational decisions and controlling power” to Wuxi KJF:

“The Signatories hereby agree and confirm that Wuxi KJF is authorized to exercise such rights on behalf of all other partners in all matters in connection with the Partnership and adopt such resolutions as if they had been adopted by the Partnership partner meetings, and further agree and confirm that, as of the date hereof, all signatories shall act in concert with the Wuxi KJF.”

Partners of Wuxi Club and Nanjing Club signed such Unanimous Action Confirmation Letters. No such Unanimous Action Confirmation Letter was executed in connection with Jintan Club since Jintan Club is 100% owned by Wuxi KJF.

7.	We refer to your pro forma combined balance sheet presentation. It appears that additional paid-in-capital and accumulated deficit represent results of operations from the entity’s operations prior to the acquisition by Comjoyful International, Ltd. in 2012. Accordingly, it is unclear to us why you did not include a pro forma adjustment to eliminate additional paid-in-capital and accumulated deficit to present Wuxi KJF as the continuing entity. Please advise.

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In response to the Staff’s comment, the Form 8-K was revised and a pro forma adjustment to eliminate additional paid-in-capital and accumulated deficit to present Wuxi KJF as the continuing entity was added. Please refer to Page 37 and Page 39 of the Revised 8-K.

Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Note 3. Summary of Significant Accounting Policies, page F-10

8.	We note your response to comment 16. Please tell us in more detail about the specific provisions of the Unanimous Action Confirmation Letter that transfer the “operational decisions and controlling power” to Wuxi KJF. In this regard, we note that the Partnership Co-Investment Agreement filed as exhibit 10.6 with the Form 8-K on January 21, 2014 does not describe the level at which decisions are made, by the general partners or by the limited partnership as a whole. Therefore, please also provide us with a translated form of the Unanimous Action Confirmation Letter executed for the Wuxi, Nanjing and Jintan clubs and file as an exhibit.

In response to the Staff’s comment, enclosed are the translated copies as requested, which are being filed as Exhibits 10.7 and 10.8 to the Revised 8-K. Below are the specific provisions that transfer the “operational decisions and controlling power” to Wuxi KJF:

“The Signatories hereby agree and confirm that Wuxi KJF is authorized to exercise such rights on behalf of all other partners in all matters in connection with the Partnership and adopt such resolutions as if they had been adopted by the Partnership partner meetings, and further agree and confirm that, as of the date hereof, all signatories shall act in concert with the Wuxi KJF.”

Partners of Wuxi Club and Nanjing Club signed such Unanimous Action Confirmation Letters. No such Unanimous Action Confirmation Letter was executed in connection with Jintan Club since Jintan Club is 100% owned by Wuxi KJF.

Property and Equipment, page F-12

9.	We note your response to comment 17. You state that costs capitalized as leasehold improvements include “payments to fitment construction companies, construction materials, air conditioning system, electricity system.” Tell us in detail about the nature of these costs and your basis for capitalization. For example, it is not clear to us why you, as the lessee, are capitalizing air conditioning and “electricity” systems and what types of costs are included in construction materials. Please explain.

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We capitalized the costs in nature of being necessarily incurred to bring the club premises to the condition necessary for its intended use after we obtained the premises from the landlord, which were in skeleton condition. There was no central air-conditioning system in the building and there was only one master electric cable in the premise. We needed to install an air conditioning system, as well as design and arrange electric wires in the premise. Constriction materials included cement, lime, sand, distemper, steel structures, etc.

10.	Leasehold improvements should generally be amortized on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. In this regard, provide us with an analysis of those costs capitalized as leasehold improvements by lease, including the lease term and explain how you determined the five year estimated useful life is appropriate.

The costs included payments to fitment construction companies, construction materials, air conditioning system, electricity system, etc. After completion all the component became a complete inter-related system and wore out as a whole gradually. Leasehold improvement is amortized over a 5-year period, which is the shorter of the lease term and estimated useful life. As we are service providing clubs, we believe good premise condition is critical for our business. Therefore we believe 5-year is a reasonable estimate of the leasehold improvements useful life and our clubs probably will need re-fitment after 5 years operations.

11.	Revise to provide clear disclosures about the material terms of your operating leases. At a minimum, describe usual contract terms and specific provisions in leases relating to rent increases, rent holidays, contingent rents, and leasehold incentives. The disclosures should comply with ASC 810-10-50 and, at a minimum, address the following:

•	Material lease agreements or arrangements;
•	The essential provisions of material leases, including the original term, renewal periods, reasonably assured rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives, and unusual provisions or conditions;
•	The accounting policies for leases, including the treatment of each of the above components of lease agreements;
•	The basis on which contingent rental payments are determined with specificity, not generality; and
•	The amortization period of material leasehold improvements made either at the inception of the lease or during the lease term, and how the amortization period relates to the initial lease term.

In response to the Staff’s comment, the Form 8-K was revised. Please refer to page F-12 of Exhibit 99.1.

12.	Revise to disclose rent expense for each period for which an income statement is presented, with separate amounts for minimum rentals, contingent rentals, and sublease rentals. Refer to ASC 840-20-50-1.

In response to the Staff’s comment, the Form 8-K was revised. Please refer to page F-12 of Exhibit 99.1. Our rent is fixed for each year, and there is no minimum rental or contingent rental. We have no sublease arrangement either.

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Cost of Revenue, page F-13.

13.	We note your response to comment 18. Revise to present cost of revenue and cost of excess capacity as one line item expense of the face of your income statement. Since it appears that you believe it is important for your investors to understand the amount of underutilized capacity at each of your health clubs and how it relates to your reported costs, revise the disclosures in “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Prospects” beginning on page 23 in accordance with Item 3-03 of Regulation S-K. Please see related interpretive guidance, which can be found at: http://www.sec.gov/rules/interp/33-8350.htm.

In response to the Staff’s comment, the Form 8-K was revised. Please refer to pages 26 of revised 8-K and F-4 of Exhibit 99.1.

Note 11. Advances from Investors of New Clubs, page F-16

14.	We note your response to and reissue, in part, comment 19. Revise to describe any restrictions on the cash received from investors for each club. We note that during 2013, you received $2.7 million in cash from new investors. Please tell us what legal remedies an investor would have if a club were not opened.

In response to the Staff’s comment, the Form 8-K was revised. Please refer to page F-17 of Exhibit 99.1. $2.7 million was received in the year 2012 instead of year 2013. As disclosed in Note 12 to financial statements, $3,188,705 out of $3,743,333 was effectively exchanged to be subscription for KJF Group Inc.’s shares. As for the remaining $554,628, the amount will be returned to the investors if the planed club is not opened.

Note 12. Unearned Income, page F-17

15.	We note your response to comment 20. Please describe in detail to us the membership and prepayment options you offer to your customers and tell us of any related refund policies.

When a customer purchases a new VIP card, the minimum prepayment amount is RMB1,000, and the customers can recharge any amounts afterwards when necessary. However, when a customer prepays equal or greater than RMB1,000, we will offer him/her various amounts of extra credits for future use. The higher amounts the customer prepays, the higher extra credits will be offered. The highest prepaid amount we received from a single customer is RMB10,000. In addition, we offer discounts to VIP cardholders when they come to our clubs and consume the prepaid amount. The discount rate varies among different service items but is identical to each cardholder no matter how much repayment amount he or she has made.

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16.	In addition, please revise your disclosures in Management’s Discussion and Analysis of Financial Condition, Results of Operations and Prospects to describe the number of individual customers represented by Unearned Income at period end and the period of time over which you expect to realize this revenue.

In response to the Staff’s comment, Form 8-K was revised. Please refer to page 28 to the Revised 8-K. There is no expiration date for the prepayment, and since this is a new business and means of revenue, we do not have historic data on the speed of recognition, but we estimate it to be another 2 years.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +86 10 8589 2903.

Very truly yours,

/s/ Gene Bennett

Gene Bennett

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